October 31, 2005

Mail Stop 4561

Via U.S. Mail and Facsimile

Frank S. Yuan
Chairman and Chief Executive Officer
ASAP Show, Inc.
4349 Baldwin Ave., Unit A
El Monte, CA 91731

Re:		ASAP Show, Inc.
	Registration Statement on Form 10
	File No. 0-51554
      Filed October 3, 2005

Dear Mr. Yuan:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the
Form 10 prior to effectiveness and refiling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a)
of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.
2. Please amend your filing to include your most recent quarter ended
August 31, 2005.

Forward -Looking Statements
3. Delete the reference to the Private Securities Litigation
Reform
Act of 1995 since it does apply to issuers who are not subject to the reporting requirements of Sections 13(a) or 15(d) of the Securities
Exchange Act of 1934.  Refer to Section 21E (a)(1)of the
Securities
Exchange Act of 1934.

Description of Business and Background - Beginning on page 3
4. Please explain the meaning of "business-to-business international stock lot trading and logistics company."

Reorganization, page 3
5. Please revise the disclosure regarding the agreement with KI Equity to clarify when the transaction will close, whose shares will be issued and who will receive the proceeds.
6. Please disclose the date the shareholders of CYBER MERCHANTS EXCHANGE approved the reorganization of the company as summarized here.
7. Please also disclose when shareholders approved the amended and restated Securities Purchase Agreement with KI Equity, and if not, please tell us why shareholder approval was not required.

Transfer, page 4
8. Disclose the extent to which any of the funds acquired by KI
Equity under the Securities Purchase Agreement will be used to pay off the outstanding credit balance owed to Yuan.

Overview of ASAP Show Services, page 6
9. Please clarify that the Internet Sourcing Network, the Global
Financial Platform, and the Logistics and Warehousing are in their development stage as indicated in the related risk factor on page
9.

ASAP Buying Trip, page 6
10. Please explain how the U.S. Cotton Council, American Apparel and
Footwear Association, American Apparel Production Network and other leading apparel corporation and associations "overwhelmingly" expressed their support for the "reverse trade-show" mentioned here.
Please also explain the function of the named entities and how their support is relevant to your business.

Material World, page 6
11. Expand your discussion to describe further the terms of the exclusive agreement with Material World. In your discussion, please clarify how the 50% profit share is calculated.

The Internet Sourcing Network, page 6
12. Expand to explain further the stock lot transactions and discuss the steps taken by the company in focusing on this area of their business as mentioned in the last sentence.

Global Financial Platform, page 6
13. Please expand here and in your Intellectual Property section on page 10 to explain where you are in the patent process for the Global
Financial Platform.
14. In the second paragraph, please explain your basis for describing the testing of the Global Financial Platform by CIT and Bank Sinopac as "successful." In your response, please describe how the platform was tested and describe the results in further detail. We note disclosure in your risk factor section that the Global Financial Platform is in the developmental stages.
15. Disclose the basis for management`s belief that the Global Financial Platform would be a large revenue source for ASAP in the future.

Logistics and Warehousing, page 7
16. Describe the "logistics" and warehouse service in more detail, for example, by disclosing what types of "logistics" are necessary in your business and the services you provide to meet those needs. Please also disclose how revenues, if any, are derived from this aspect of your business.



Revenue Model-Beginning on Page 7

Trade Shows
17. Please provide support for the annual gross revenue expected from trade shows for 2006.
18. Please also clarify that there is no guarantee that the trade shows will continue to generate revenue as mentioned in the related risk factor on page 9.

Logistics and Warehousing, page 7
19. Revise to define a "logistic company."

Competition, page 8
20. In the last paragraph of this section, revise to specify how your management team is more experienced than the management teams of your competitors. We note from your disclosure that MAGIC was founded in
1933. Explain more specifically which services you offer that are not offered by your competitors.

Risk Factors, page 8
21. Please revise your risk factor subheadings so that each one conveys the risk that you are describing. Currently, some of your subheadings merely state a fact about your business or a general business risk.
22. Please expand the risk factor section to discuss the following risks:

* any material impact on your business should you be unable to secure the patent on your Global Financial Platform and/or re-establish a relationship and enter into another agreement with CIT to continue your Global Financial Platform;

* your dependence on financing from your CEO and largest shareholder
Mr. Yuan;

* Your dependence on trade show attendance by exhibitors; and

* that there is currently no public market for your stock.

23. We note from the Transfer and Assumption Agreement filed as exhibit 2.2 of Cyber Merchants Exchange`s Form 10-KSB that ASAP is responsible for payment of the finder`s fee to Robert Papiri/Alan Frankle as mentioned in section 3 of the agreement. That payment does not appear to be related to the purchase and assumption agreement. If this and other "transaction costs" include fees for other expenses that do not appear to be expenses accrued by Cyber Merchant Exchange in conducting its prior business or in connection with the assumption agreement, please consider risk factor disclosure.

We are subject to government regulation, page 8
24. We note that you are subject to both U.S. and international regulations. Please revise this risk factor to discuss U.S. and international regulations in independent risk factors. In your discussion on international regulations, please specify the regulations applicable to the countries where the material portion of your business originates so that investors can better evaluate the magnitude of the risk on your business specifically. For example, when discussing the WTO`s bilateral agreements with other countries, name the countries that materially contribute to your business in terms of revenue contribution and discuss briefly the specific limitations imposed by the WTO agreements. Where possible, describe how any specific changes in regulations, including changes in quotas or tariffs, have materially impacted your business in the past.
25. It is unclear why you have identified yourself as an early stage company with limited operating history since you have essentially assumed the business, in all respects, of Cyber Merchant`s Exchange which was incorporated in 1996. Please revise or advise.

We have a history of operating losses, page 9
26. Please disclose the date of inception and quantify the net losses in the most recent period. Disclose that you currently have a shareholder deficit of $869,215.

We have not proven the profit potential of our business model, page 9
27. Please revise the heading to remove the implication that your business model has profit potential.

We face intense competition, page 9
28. Please remove the mitigating language relating to ASAP`s advantages over its competitors.




We are dependent on our foreign alliances, page 9
29. Please expand to specify who the "foreign alliances" are and how they contribute to your business so that investors can evaluate the risks of your losing these alliances. Please also specify the nature of your relationship with them and disclose the terms of any written agreements.
30. Please add another risk factor discussing the political and economic risks associated with doing business in any particular country whose business materially contributes to your revenue. We note the passing reference to this risk in the last sentence of the risk factor. In the new risk factor please specify the change in economic conditions you are referring to in the last sentence here.

We depend on the reliability and continuity of our services, page
10
31. Expand to discuss the impact a disruption in your providing service to your customers would impact your business specifically, for example, by tainting your reputation as a reliable service provider to your current clients and causing them to seek business from one of your competitors.

We depend upon key members, page 10
32. Remove the reference to your "continued success" in the heading of this risk factor since it implies that you have operated successfully to date. Please also identify by name the key employees whose absence would materially impact your business.

Penny Stock, page 11
33. Please relocate the penny stock discussion to the risk factor section.

Item 2.  Management`s Discussion and Analysis or Plan of Operation

Plan of Operation, page 12
34. Please revise to discuss each segment of your business and quantify the percentage of revenue earned from each of those segments in prior periods.
35. Since you have assumed the business of CYBER MERCHANTS EXCHANGE in its entirety and because information relating to its results of operations for the last fiscal year and most recent interim period of
CYBER MERCHANTS EXCHANGE`s operations is available to you and reflected in your financial statements, please revise to include the disclosure required by Item 303(b) of Regulation S-B. Please see SEC
Release 33-8350 (December 29, 2003) for guidance.
36. Please revise to provide a more detailed discussion of the significant changes in revenue and expense amounts each period. Where changes in revenue and expense amounts are related to several factors each significant factor should be separately quantified and discussed. For example, discuss the increases/decreases in revenues from your buying trip and transaction sales. In addition, disclose any fluctuations in operating expenses over the same time period.

Liquidity and Capital Resources, page 12
37. Please expand to quantify your capital needs for the next 12 months. We note your plans to, continue your participation in yearly trade shows, develop further your Global Financial Platform and your
Internet Sourcing Network. In your response, clarify whether the balance remaining on the credit line from Yuan is sufficient to meet your capital needs given that you have operated at a loss to date.
38. Disclose the outstanding balance on the credit line with the Yuans here and in the Certain Relationships and Related Transactions section on page 18.
39. We note reference to a loan from Spencer Lin in section 1 of your
Transfer and Assumption agreement with Cyber Exchange Merchants and
Frank Yuan. Please revise to discuss the terms of this loan or advise.
40. Discuss more specifically any financing options other than that provided by the credit line from Mr. Yuan and your anticipated revenues from trade shows. We note your disclosure generally to fund operations from debt and equity financing.
41. As a related matter, please revise your discussion of liquidity to include the anticipated investment of $415,000 from the Securities
Purchase Agreement with KI Equity, as it appears that this will be a material source of liquidity that will be used to pay off the liability assumed by ASAP from CYBER MERCHANTS EXCHANGE.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 27
42. We note that a portion of your business is conducted in Asia. In that regard, please tell us and disclose if there are any foreign currency transactions and how they are accounted for in the financial statements.

Organization, page 27
43. We note that the loss per share for the eleven months ended
May
31, 2005 does not agree to the Statement of Operations and the loss per share for the eleven months ended May 31, 2004 is significantly different from the loss per share presented for the twelve months ended June 30, 2004. Please tell us how you calculated loss per share for purposes of this disclosure and why it does not agree to the Statement of Operations. This comment is also applicable to the disclosure on page 11 of the MD&A. In addition, please revise your table of condensed operating information to include the amount of loss before income taxes and net loss for the periods presented.

Current Vulnerability Due to Certain Credit Concentrations, page
29
44. We note that you have not established an allowance for doubtful receivables as of the latest balance sheet date because all accounts have been determined to be collectible. Given that accounts receivable comprises 41% of your total assets, please advise us whether or not these accounts have been subsequently collected. Also tell us what caused the significant increase in accounts receivable from CYBER MERCHANT EXCHANGE`S March 31, 2005 balance sheet.

Revenue Recognition

Transaction Sales, page 30
45. You disclose that you record revenue from transaction sales on a gross basis in accordance with EITF 99-19 because you act as a principal in the transaction. In that regard, please advise us why transaction sales revenue is presented on a net basis in your statement of operations and revise either your disclosure or your financial statements as necessary.

Note 4 - Investments in Overseas Joint Ventures
46. We note that your joint ventures have ceased operations with no further liability for C-ME. Please revise your disclosure to include any potential future exposure to ASAP Show, Inc. related to these joint ventures.

Note 7 - Shareholders` Deficit

Common Stock, page 38
47. Please advise us how you determined the fair value of the stock bonus granted in May 2005 in the absence of a public trading market.

Options, page 38
48. Please revise to include all of the disclosures required by paragraph 47 of SFAS 123.

Exhibits
49. Although we note that you have filed the Securities Purchase Agreement with KI Equity, and the Transfer and Assumption Agreement dated May 31, 2005 as exhibits to the Form 10-KSB filed by CYBER MERCHANTS EXCHANGE, it appears that those agreements should also be filed as exhibits to your Form 10-SB pursuant to Item 601. Please tell us also why you have not filed the agreement evidencing the credit line with Mr. Yuan.
50. As a related matter, you should include schedules A and B to the
Transfer and Assumption Agreement as mentioned in sections D and E of that agreement, respectively.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Jamie
Webster at (202) 551-3446, or Kristina Beshears, at (202) 551-
3429.
Direct any other questions to Charito A. Mittelman at (202) 551-
3402,
or the undersigned at (202) 551-3852.

Sincerely,



Michael McTiernan
Special Counsel

cc: 	Jim Vanderberg, Esq.  (via facsimile)
	Otto Law Group







Frank S. Yuan
ASAP Show, Inc.
October 31, 2005
Page 10